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                            October 28, 2020

       Barton Brookman
       President and Chief Executive Officer
       PDC ENERGY, INC.
       1775 Sherman Street, Suite 3000
       Denver, Colorado 80203

                                                        Re: PDC ENERGY, INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            Response Dated July
20, 2020
                                                            File No. 001-37419

       Dear Mr. Brookman:

              We have reviewed your July 20, 2020 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 7, 2020 letter.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Reconciliation of Non-U.S. GAAP Financial Measures
       Cash flows from operations to adjusted cash flows from operations and free cash flow (deficit), page 63

   1. We have reviewed your response to comment 2. Please address the following additional matters:

                                                              Expand your
disclosure to explain why capital expenditures for acquisitions of crude oil and natural gas
properties and for other property and equipment are not deducted from your measure
of free cash flow.
                                                              Given that your
measure of free cash flow reflects deductions for certain capital
 Barton Brookman
PDC ENERGY, INC.
October 28, 2020
Page 2
              expenditures and not others, revise the title of this measure to refer to adjusted free cash flow.
                Revise your disclosure to provide cautionary language indicating that you may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.
                Revise the caption    Change in accounts payable related to
capital expenditures    to
              clarify, if true, that it consists solely of capital accruals related to capital expenditures for development of crude oil and natural gas properties. If otherwise, please explain.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief at (202) 551-3752 if you have questions regarding the comment, or any other questions.



FirstName LastNameBarton Brookman                                  Sincerely,
Comapany NamePDC ENERGY, INC.
                                                                   Division of
Corporation Finance
October 28, 2020 Page 2                                            Office of
Energy & Transportation
FirstName LastName